Exhibit 16.1
May 6, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561
Dear Sirs/Madams:
We have read Item 4 of Merrill Lynch Preferred Capital Trust III and Merrill Lynch Preferred Funding III L.P.’s Form 8-K dated April 15, 2009 and have the following comments:
1. We agree with the statements made in the last sentence of the first paragraph regarding the date of our dismissal and the statements made in the second and third paragraphs.
2. We have no basis on which to agree or disagree with the statements made in the first paragraph (other than the last sentence regarding the date of our dismissal) and statements made in the fourth paragraph.
Yours truly,
/s/ Deloitte & Touche LLP